Exhibit 99.1

Hollysys Automation Technologies, Ltd.

Hollysys Automation Technologies Announces One Director of the Board Resignation

BEIJING, August 13, 2014 - Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) ("Hollysys" or the "Company"), a leading provider of automation and control technologies and applications in China, announced today that Mr. Qingtai Chen has resigned as an independent director of Board of Directors the Company, effective immediately after Board approval on August 13, 2014. Mr. Chen has been a member of Directors of Board of the Company since June 2008 and resigned due to personal reasons. The Board approves the resignation of Mr. Chen from his positions as the director and the member of Audit Committee of the Board of the Company, and elected Mr. Jianyun Chai as one member of Audit Committee, thus the Audit Committee will be comprised by three members, Mr. Colin Sung, Mr. Jianyun Chai and Ms. Jerry Zhang, with Mr. Colin Sung as the Chairman of the Audit Committee.

Mr. Chen has served as a member of Board of Director of Hollysys since June 2008. Hollysys’ Board commented: “He is a very experienced and highly respected expert both in corporate management and China’s economy development and reform research field. He contributes valuable advices to the Company and his expertise guides the company to step on the right path to be a giant in automation industry in China. The Board wishes to take this opportunity to express its sincere gratitude to Mr. Chen for his significant contribution to the development of the Company over the past 6 years”.

Mr. Chen stated: “I appreciate being a director of the Board and takes it as learning and researching opportunity on how Hollysys operate, make decisions and develop itself to be a leader in industrial automation industry in China. Hollysys is putting a great deal of efforts in proprietary technologies research and development, keeping up with the good quality of products as always and improving its brand name value to be a respectful enterprise. Hollysys is making the necessary, timely and successful decisions when it comes to the turning points every time and creating continuous development conditions for future growth. China needs internationally competitive high-tech companies, and Hollysys is definitely one of them. It has been an honor to work with other directors and share the great memory of the Company during these years.”

Mr. Chen has confirmed that he has no disagreement with the Board and that he is not aware of any matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company. The new Board of the Company is constituted by five members, Mr. Colin Sung, Ms. Jerry Zhang, Mr. Jianyun Chai, Mr. Jianfeng He and Mr. Baiqing Shao.

Hollysys Automation Technologies, Ltd.	Page 2
August 13, 2014

About Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI)

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3,800 employees with nationwide presence in over 60 cities in China, with subsidiaries and offices in Singapore, Malaysia, Dubai, India, and serves over 5,000 customers more than 20,000 projects in the industrial, railway, subway & nuclear industries in China, South-East Asia, and the Middle East. Its proprietary technologies are applied in its industrial automation solution suite including DCS (Distributed Control System), PLC (Programmable Logic Controller), RMIS (Real-time Management Information System), HAMS (HolliAS Asset Management System), OTS (Operator Training System), HolliAS BATCH (Batch Application Package), HolliAS APC Suite (Advanced Process Control Package), SIS (Safety Instrumentation System), high-speed railway signaling system of TCC (Train Control Center), ATP (Automatic Train Protection), Subway Supervisory and Control platform, SCADA (Surveillance Control and Data Acquisition), nuclear power plant automation and control system and other products.

SAFE HARBOUR:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are "forward-looking statements," including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys' management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Hollysys Automation Technologies, Ltd.

www.hollysys.com

+8610-58981386

investors@hollysys.com